                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. __ )*


                          Herbalife International, Inc.
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                                (Name of Issuer)


                  Class A Common Stock $.01 Par Value Per Share
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                         (Title of Class of Securities)


                                    426908208
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                                 (CUSIP Number)


              Conrad Lee Klein, Christopher Pair and John Reynolds,
                   Co-Trustees of the Mark Hughes Family Trust
                       c/o Herbalife International, Inc.
                             1800 Century Park East
                           Century City, CA 90067-1501
                                 (310) 410-9600
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 21, 2000
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


---------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                CUSIP No. 426908208                          13D
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1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Mark Hughes Family Trust
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      [_]
         (b)      [_]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS*

         N/A
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e) [_]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

              California
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7        SOLE VOTING POWER

         6,395,999
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8        SHARED VOTING POWER

         0
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9        SOLE DISPOSITIVE POWER

         6,395,999
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10       SHARED DISPOSITIVE POWER

         0
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,395,999
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [_]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         58.13
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14   TYPE OF REPORTING PERSON*

     OO

Item 1.  Security and Issuer

     Class A Common Stock, $.01 par value per share, and Class B Common Stock, $.01 par value per share, of Herbalife International, Inc. (the "Issuer").
The Issuer's address is 1800 Century Park East, Century City, CA 90067-1501. Information regarding the Class B Common Stock is for information only. Shares of such class are non-voting, except in limited circumstances.

Item 2.  Identity and Background

     This Statement is filed by the Mark Hughes Family Trust (the "Trust"). The trustees of the Trust (each of whom shall be referred to as a "Co-Trustee" and collectively as the "Co-Trustees") are Messrs. Christopher Pair, Conrad Lee Klein and John Reynolds. The Trust is a trust organized under the laws of the State of California. Currently, the only trustees of the Trust are the Co-Trustees. The address of the Trust is c/o Herbalife International, Inc., 1800 Century Park East, Century City, CA 90067-1501. Information concerning the Co-Trustees is set forth below:

     (a)  Christopher Pair
     (b) c/o Herbalife International, Inc.,1800 Century Park East, Century City, CA 90067-1501
     (c) Acting President and Chief Executive Officer; Executive Vice President, Chief Operating Officer and Secretary, Herbalife International, Inc., 1800 Century Park East, Century City, CA 90067-1501
     (d)  No reportable events
     (e)  No reportable events
     (f)  United States


     (a)  Conrad Lee Klein
     (b) c/o Herbalife International, Inc.,1800 Century Park East, Century City, CA 90067-1501
     (c) Executive Vice President, Chief Business Affairs Officer, Herbalife International, Inc., 1800 Century Park East, Century City, CA 90067-1501
     (d)  No reportable events
     (e)  No reportable events
     (f)  United States

     (a)  John Reynolds
     (b) c/o Herbalife International, Inc.,1800 Century Park East, Century City, CA 90067-1501
     (c)  Retired c/o Herbalife
          International, Inc., 1800 Century Park East, Century City, CA
          90067-1501
     (d)  No reportable events
     (e)  No reportable events
     (f)  United States


Item 3.  Source and Amount of Funds or Other Consideration.

The Trust holds 6,395,999 and 11,667,003 shares (including 999,999 and 875,001 options to purchase shares), respectively, of the Issuer's Class A Common Stock and Class B Common Stock, representing 58.13% of the Issuer's Class A Common Stock and 59.75% of the Issuer's Class B Common Stock outstanding as of May 21, 2000. The Class B Common Stock of the Issuer is non-voting, except in limited circumstances. As a result of the death of Mark Hughes on May 21, 2000, the Trust became irrevocable, Mark Hughes ceased to be sole trustee thereof, and the Co-Trustees acquired voting and dispositive power over all the aforementioned shares. At the present time, all decisions of the Trust are made by a majority of the three Co-Trustees and no single Co-Trustee has the right, by himself, to take action for the Trust unless authorized to do so by a majority of the three Co-Trustees.

Each of the Co-Trustees owns certain securities of the Issuer in which the Trust has no interest. In particular, each of Messrs. Pair and Klein, in his individual capacity, is the beneficial owner (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of, respectively, 70,103 and 94,582 shares of the Issuer's Class A Common Stock subject to options and 265,802 and 189,166 shares of the Issuer's Class B Common Stock subject to options. Mr. Reynolds, in his individual capacity, is the beneficial owner (within the meaning of Rule 13d-3) of 66,696 shares of the Issuer's Class A Common Stock and 178,392 shares of the Issuer's Class B Common Stock.

The instrument governing the Trust requires that gifts of the Issuer's securities, representing approximately 10% of the Issuer's outstanding securities, be made to various individuals and one entity who survive Mark Hughes for at least 90 days after the date of his death. These bequests (except for one bequest to a charitable entity), including a bequest of 100,000 shares of the Issuer's common stock to Mr. Reynolds, are subject to payment of estate and gift taxes. The Trust is authorized to collect such taxes from the beneficiaries of the bequests, or alternatively to generate funds to satisfy such taxes by selling a portion of the shares that are the subject of a bequest. The Trust is not required to obtain funds for satisfaction of such taxes through the sale of shares; it may elect to do so from other sources. The number of shares represented by these gifts, including the gift to Mr. Reynolds, will likely be substantially less after provision for estate and gift taxes.

Item 4.  Purpose of Transaction.

(a)  None
(b)  None
(c)  None
(d) The Trust does not have any current plans to seek change the present board of directors or management of the Issuer, or any plans or proposals to change the number or term of directors or to fill any existing vacancies, except that the Trust is aware that Mr. Hughes' death created a vacancy on the Issuer's board which the Trust believes will be filled, in the discretion of the full board of directors of the Issuer. Currently, one of the Co-Trustees, Mr. Pair, in addition to serving as the Issuer's acting President and Chief Executive Officer, is the Executive Vice President, Chief Operating Officer and Secretary of the Issuer, and another Co-Trustee, Mr. Klein, is the Executive Vice President, Chief Business Affairs Officer of the Issuer. In addition, the Trust is aware that the board of directors may, in the future, select a permanent President and Chief Executive Officer or, alternatively, elect to make permanent Mr. Pair's current office.
(e)  None
(f)  None
(g)  None
(h)  None
(i)  None
(j)  None

Item 5.  Interest in Securities of the Issuer

(a)  See response to Item 3
(b)  See response to Item 3
(c)  Transactions in Issuer's securities by Co-Trustees in past 60 days:
     On 5/22/00, the following securities of the Issuer were sold by Mr. Reynolds and his wife, Mrs. Karen Reynolds, through their respective IRAs:

  Class              Number       Price Per Share       Shareholder
  -----              ------       ---------------       ------------
    B                5,892            7.0245            Mr. Reynolds
    B                1,000            6.7745            Mr. Reynolds
    A                   66            7.77275           Mr. Reynolds
    A                   64            7.3505            Mrs. Reynolds
    B                  129            6.7615            Mrs. Reynolds


(d)  None.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None

Item 7.  Material to be Filed as Exhibits.

     None

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 30, 2000
                                         Mark Hughes Family Trust

                                         By the Co-Trustees:

                                         /s/ Christopher Pair
                                         -----------------------------
                                         Christopher Pair


                                         /s/ Conrad Klein
                                         -----------------------------
                                         Conrad Klein


                                         /s/ John Reynolds
                                         -----------------------------
                                         John Reynolds


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).